Putnam Investments
100 Federal Street
Boston, MA 02110
April 29, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Alberto Zapata

Re:	Comments on the Preliminary Proxy Statement on Schedule 14A (File No. 811-06128)
(the “Proxy Statement”) of Putnam Sustainable Leaders Fund (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2019

Dear Mr. Zapata:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Registrant, on behalf of the Staff of the Commission (the “Commission Staff”) on April 25, 2019 regarding the Proxy Statement. For convenience of reference, the Commission Staff’s comments are summarized before the Registrant’s responses. These responses will be reflected in a Definitive Proxy Statement, to be filed with the Commission on or around May 3, 2019.

1. Comment: On page 4, the Proxy Statement states: “The performance adjustment is a dollar amount added to or subtracted from the fund’s base fee each month based upon the fund’s performance relative to its performance index. The performance adjustment is determined based on performance over the thirty-six-month period then ended.” Please explain supplementally if there is any minimum dollar amount threshold to trigger the adjustment.

Response: There is no minimum dollar amount threshold to trigger the performance adjustment.

2. Comment: On page 4, the Proxy Statement describes the “performance adjustment rate” as equal to 0.03 multiplied by the difference during the performance period between the Registrant’s annualized performance and the annualized performance of the benchmark index. Please consider adding additional explanation of the 0.03 multiplier.

Response: The Registrant does not believe that there is any additional detail to provide regarding the 0.03 multiplier, as this number is simply a contractual term of the management fee calculation. However, in response to the Commission Staff’s comment, the Registrant will revise the description of the performance adjustment rate as follows to provide additional detail as to the calculation:

The performance adjustment rate is equal to the product of 0.03 multiplied by the difference, positive or negative, during the performance period between the fund’s annualized performance (measured by the performance of the fund’s Class A shares) and the annualized performance of the benchmark index. ~~The maximum annualized~~

~~performance adjustment rate is 0.12%.~~; provided that the performance adjustment rate for the fund may not exceed 0.12% or be less than - 0.12%.

3. Comment: On page 4, consider bolding the following sentence: “Because the performance adjustment is based on the fund’s performance relative to its benchmark index, and not its absolute performance, the performance adjustment could increase Putnam Management’s fee even if the fund’s shares lose value during the performance period provided that the fund outperformed its benchmark index, and could decrease Putnam Management’s fee even if the fund’s shares increase in value during the performance period provided that the fund underperformed its benchmark index.”

Response: The requested change will be made in the Definitive Proxy Statement filing.

4. Comment: On page 4, consider adding mathematical examples of circumstances under which the performance adjustment would result in higher management fees and when it would result in lower management fees.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the written description of how the performance adjustment functions provides sufficient clarity as to when the management fee would be increased and when it would be decreased.

5. Comment: On page 9 of the Proxy Statement, please state specifically the material factors that the Trustees considered with respect to the new management contract, including any factors adverse to the proposal.

Response: Please see the response to Comment 6 below.

6. Comment: On page 9 of the Proxy Statement, please address whether the Trustees considered the fairness of the management fee and discuss what factors the Trustees considered in arriving in a determination that the management fee under the proposed contract was fair.

Response: The requested change will be made in the Definitive Proxy Statement. The Registrant will revise its disclosure as follows:

In approving the change in performance index for the fund, and considering the fairness of the management fee and performance adjustment, the Trustees considered information provided by Putnam Management, including, among other things , comparative data regarding ~~the~~ characteristics of the fund, the Russell 3000 Growth Index, and the S&P 500 Index (e.g., capitalization, risk characteristics, ~~and~~ diversification of holdings and industry/ sector weightings~~)~~, volatility, and returns over various periods, ~~of the fund, the current performance index, Russell 3000 Growth Index, and the proposed performance index, S&P 500 Index, as well as~~). The Trustees also considered hypothetical examples comparing what performance adjustments would have occurred to base management fees under both the current and proposed contracts. The Trustees took into account that, for certain historical periods, the proposed performance index underperformed the current performance index, ~~but, based on~~ which would have resulted in higher management fees paid to Putnam

Management during those periods. The Trustees also took into account

Putnam Management’s ~~report, concluded~~ view that there was no systemic reason to believe that one performance index would regularly outperform the other.

…

General conclusion. After considering the factors described above relating to the proposed performance index under the proposed new management contract, and taking into account all of the factors considered, as described in Appendix C, as part of the approval of the continuance of the fund’s current management contract in June 2018, including the conclusions with respect to the reasonableness of the fund’s fee schedule, the Trustees, including the Independent Trustees, concluded that the proposed new management contract was in the best interests of the fund and its shareholders and approved the proposed new management contract.

7. Comment: At the end of the section “What factors did the Independent Trustees consider in evaluating the proposed new management contract?”, please add an explanation of what will happen if the management contract is not approved by shareholders.

Response: The requested change will be made in the Definitive Proxy Statement filing. The Proxy Statement will be updated to provide that, in the event shareholders do not approve the new management contract, the existing management contract will remain in effect for the Registrant.

8. Comment: With respect to the section “Expenses of the Solicitation,” please confirm that all material terms of the contract with the proxy solicitor are reflected in this section.

Response: The section “Expenses of the Solicitation” will be updated to include all material terms of the contract with the proxy solicitor in the Definitive Proxy Statement filing.

9. Comment: In accordance with Item 22(c)(13) of Schedule 14A, please state for the most recent fiscal year (i) the aggregate amount of commissions paid to any affiliated broker; and (ii) the percentage of the Registrant's aggregate brokerage commissions paid to any such affiliated broker.

Response: The Registrant confirms that no disclosure is required under Item 22(c)(13) of Schedule 14A, as no commissions were paid by the Registrant to any affiliated broker.

10. Comment: Please confirm that no disclosure is needed with respect to Item 22(c)(6) of Schedule 14A.

Response: The Registrant confirms that there is no disclosure required under Item 22(c)(6) of Schedule 14A.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Lisa Henry, Esq., Ropes & Gray LLP
Peter Fariel, Esq., Putnam Investments